Bingham McCutchen LLP
One Federal Street
Boston, Massachusetts 02110

April 24, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

Re:	Aquila Funds Trust
Post-Effective Amendment No. 36 to Registration Statement on Form N-1A
(File Nos. 2-79722 and 811-3578)

Ladies and Gentlemen:

On behalf of Aquila Funds Trust, a Massachusetts business trust (the “Registrant”), we are hereby filing Post-Effective Amendment No. 36 to the registration statement on Form N-1A for the Registrant (the “Amendment”) under the Securities Act of 1933, as amended (the “1933 Act”), relating to Aquila Three Peaks High Income Fund and Aquila Three Peaks Opportunity Growth Fund (the "Funds"), each a series of the Trust.

The Amendment is being filed pursuant to Rule 485(b) under the 1933 Act, and is to be effective on April 25, 2014, for the purpose of including the financial statements of the Funds and for making various other non-material changes, none of which renders the Amendment ineligible to become effective pursuant to paragraph (b) of Rule 485.

Please call the undersigned at (617) 951-8458 or Toby R. Serkin at (617) 951-8760 with any comments or questions relating to the filing.

Sincerely,

/s/ Jeremy B. Kantrowitz

Jeremy B. Kantrowitz